Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the "Issuer").	CURA

Date: November 2, 2022      Is this an updating or amending Notice:    ☒ Yes  ☐ No

If yes provide date(s) of prior Notices: July 26, 2019, July 7, 2020 and July 30, 2020.

Issued and Outstanding Securities of Issuer Prior to Issuance: 619,688,548 Subordinate Voting Shares.

Pricing

Date of news release announcing proposed issuance: N/A or

Date of confidential request for price protection: N/A

Closing Market Price on Day Preceding the news release: N/A or

Day preceding request for price protection: N/A

Closing

Number of securities to be issued: 3,445,556 Subordinate Voting Shares.

Issued and outstanding securities following issuance: 623,134,104 Subordinate Voting Shares.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.     Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name	Number of	Purchase	Conversion	Prospectus	TotalSecurities	Payment	Describe
&Municipali	Securities	price per	Price (if	Exemption	Previously	Date(1)	relations
ty of	Purchased	Security	Applicable)		Owned,		-hip to
Residence	or to be	(CDN$)	(CDN$)		Controlled or		Issuer (2)
of Placee	Purchased				Directed

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:
.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)
.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

8.	Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):_____ .

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship
.

10.	Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).
.

11.	State whether the private placement will result in a change of control.
.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2.     Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On July 17, 2019, the Issuer announced it had signed a definitive merger agreement (the "Merger Agreement") to acquire GR Companies Inc. ("Grassroots") (the "Grassroots Transaction"). On June 22, 2020, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the "A&R Merger Agreement") which amended and restated the Merger Agreement and amended certain terms of the Grassroots Transaction. The Grassroots Transaction closed on June 23, 2020. Refer to the CSE Form 9 dated June 30, 2020 for a detailed description of the consideration paid on the closing of the Grassroots Transaction (the "Closing").

Under the A&R Merger Agreement, if certain designated dispensaries which were under contract to be sold to a third party following the Closing remained unsold as of the 24-month anniversary of the Closing, the securityholders of Grassroots (the "Participating Securityholders") had the right (but not the obligation) to request the payment of either (i) subordinate voting shares of the Issuer ("Subordinate Voting Shares") having an aggregate value of USD 30 million (the "Share Consideration"), or (ii) USD 25 million in cash (the "Cash Consideration"), but not a combination thereof, in exchange for the extinguishment of the right of the Participating Securityholders to receive additional contingent consideration upon the sale of the designated dispensaries in accordance with the A&R Merger Agreement.

On September 14, 2022, the Issuer and GR Shareholder Representative, LLC, a Delaware limited liability company, solely in its capacity as the shareholder representative, agent and attorney-in-fact of the Participating Securityholders (the "Seller Representative"), agreed to further modify the A&R Merger Agreement to give each Participating Securityholder the right to elect to receive their pro rata portion of the Cash Consideration or the Share Consideration in connection with the exercise of the request for payment described above.

As the designated dispensaries remained unsold as of June 23, 2022, the Seller Representative exercised its right, on October 14, 2022, to request payment from the Company in accordance with the A&R Merger Agreement, as modified. Such payment is expected to be paid on November 3, 2022, and the Issuer’s obligation towards the Participating Securityholders expected to be fulfilled by (i) paying approximately USD 8.76 million (equivalent to approximately CAD 12.0 million using the daily average exchange rate of CAD 1.3649 to USD 1.00 published by the Bank of Canada on October 31, 2022) in cash to certain Participating Securityholders who elected to receive their pro rata portion of the Cash Consideration, and (ii) issuing 3,445,556 Subordinate Voting Shares to certain Participating Securityholders who elected to receive their pro rata portion of the Share Consideration, having an aggregate value of approximately CAD 26.8 million based on the 30-day VWAP of the Subordinate Voting Shares on the CSE as of October 13, 2022, being $7.7836.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Please refer to Section 1 immediately above.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately CAD 38.8 million (equivalent to approximately USD 28.2 million).

(b)	Cash: USD 8.76 million.

(c)	Securities (including options, warrants etc.) and dollar value: 3,445,556 Subordinate Voting Shares, having an aggregate value of approximately CAD 26.81 million.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price was determined through arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CAD)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Refer to Exhibit 1 attached hereto.	3,445,556 Subordinate Voting Shares in the aggregate.	7.78	N/A	Section 2.11 (Business Combination & Reorganization) of National Instrument 45-106	Not available.	Not a Related Person other than those identified by the symbol ** in Exhibit 1 attached hereto.

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary due diligence, including lien and litigation due diligence as customary under local law.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(e)	Expiry date of any options, warrants etc. N/A

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated November 2, 2022.

Peter Clateman
Name of Director or Senior Officer

(signed) Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Exhibit 1

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
1.	SCM INVESTMENTS LP	1,055
2.	BRIAN T SCHINDERLE TR	31,941
3.	AES INVESTMENTS LLC	13,361
4.	RAHUL BAJAJ	1,587
5.	BDOG LLC	2,259
6.	JONATHAN BERGER	1,058
7.	WREN BERGER	1,996
8.	BRET BONNET	13,472
9.	SEAN D BOSSY	909
10.	CARL BOYAR	7,974
11.	NANCY J BOYAR	2,516
12.	2655137 ONTARIO INC	1,322
13.	DAVID BROWN	376
14.	BUDDY FINANCE LLC	17,120
15.	JUN CHIN	1,058
16.	ANDREW COHEN	23,047
17.	GEOFFREY R CUBITT & KATHERINE C CUBITT	5,274
18.	MATTHEW DARIN **	9,722
19.	DAVID PEPPER &	2,259
20.	KATHERINE DAVISSON	529
21.	ANTHONY DEPALO	3,702
22.	DIENER FRIEDLANDER LLC	2,259
23.	DL GREEN HOLDINGS LLC	9,093
24.	PHILIP M DUTTON	1,058
25.	EISENBERG FAMILY INVESTORS LLC	14,791
26.	EJJ CAPITAL LLC	2,645
27.	MARC TOBIN ESRIG	190
28.	FIDELITY CLEARING CANADA ULC TR 2613032 ONTARIO INC A/C E5D ANAC B	1,322
29.	FREDERICK L FISCHER	6,777
30.	FORTEZZA INVESTMENTS LP	5,289
31.	G CUBED INVESTMENTS LLC	5,896
32.	GARPA INVESTMENTS LLC	2,445

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
33.	KIBIBI A M GAUGHAN	9,806
34.	GB PORTFOLIO INVESTMENTS LLC	410,730
35.	JEFFREY GLAZER	1,736
36.	LISA GLAZER	1,736
37.	MARC GORDON	3,382
38.	GREAT POINT HOLDINGS 2018 LLC	906
39.	GREEN HORNET LLC	140,059
40.	RONNIE GREISSMAN	1,807
41.	BRENT GUSTAF	451
42.	HARPUA ENTERPRISES LLC	893
43.	HINSDALE LLC	3,173
44.	GRAHAM HUGHSON	293
45.	PEYTON HURST	2,523
46.	ITEXT VENTURES LLC	1,258
47.	JAMA HOLDINGS LLC	41,134
48.	JILL GOLDFINE MEISTER TR JILL AND PAUL MEISTER EXEMPT CHILDREN’S TRUST	1,044
49.	BRUCE KAPLAN & KAROL KAPLAN JT TEN	939
50.	TROY KAPLAN	6,053
51.	JEFFREY B KATZ	15,433
52.	ROBERT KEMP	23,706
53.	PERRINE KNIGHT	13,488
54.	ANITA KOSIR	529
55.	ANTE KOSIR	4,044
56.	JEFFREY KRAMER	2,837
57.	ROY LANDGREN	19,923
58.	LAWRENCE KEMPLER ENTERPRISES LP	2,110
59.	LDW LLC	8,194
60.	STEVEN LEVINE	1,058
61.	LOUIS LEVINSON	7,606
62.	LOWER ELECTRIC LLC CASH BALANCE PLAN	2,321
63.	LR FAMILY EQUITIES LLC	3,120
64.	MAD INVESTORS GR LLC	331,367
65.	MAD INVESTORS GRMD LLC	10,046

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
66.	MAD INVESTORS GRPA LLC	19,215
67.	MARSHFIELD DEVELOPMENT LLC	2,719
68.	MEASURE 8 CANADA FULL SPECTRUM FUND LP **	8,879
69.	MEASURE 8 VENTURES LP **	135,891
70.	RICHARD MEREL	19,695
71.	GLEN MESAROS	9,806
72.	EUGENE D MINSKY	1,055
73.	MITC HOLDINGS INC	8,923
74.	BRIAN MITCHELL	2,637
75.	JUANITA MONTALVO	529
76.	TRAVIS MOYER	7,276
77.	NAVARONEG2 LLC	5,289
78.	NAVIGAME INC	2,516
79.	NLS INVESTMENT PARTNERS	7,548
80.	NRH INVESTMENTS LLC	3,002
81.	NSG ILLINOIS LLC	21,658
82.	PACY OLETSKY & BONNIE OLETSKY JT TEN	5,421
83.	PEARL CAPITAL PARTNERS LP	142
84.	PIN PIN GREEN HOLDINGS LLC	909
85.	PINE HAVEN LLC	3,582
86.	MARINA PLANINIC	14,562
87.	POINTS EAST LLC	23,203
88.	ANTHONY PORTNOY	960
89.	DAVID RABIN	5,006
90.	RAM PARTNERS LP	2,645
91.	RBP HOLDINGS LLC	1,438
92.	RELAY LLC	12,589
93.	RFK PARTNERS LLC	2,445
94.	GEOFFREY RICH	16,376
95.	PAULINE ROOP	211
96.	ALLAN B ROTHSCHILD	2,306
97.	HOLLY RUBENSTEIN	68
98.	JEFF RUPP	677
99.	JEFFREY SALTZMAN	11,797

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
100.	JULIA GLAZER SCHER	3,471
101.	JAMES SCHLESINGER	22,943
102.	ALLEN N SCHWARTZ	7,191
103.	DRAZEN SENTIC	529
104.	SENVEST CAPITAL INC	32,367
105.	SENVEST MASTER FUND LP	129,470
106.	PAUL SHELOWITZ & TRACY SHELOWITZ JT TEN	1,787
107.	SHN FINANCIAL INVESTMENTS LTD	3,165
108.	MATT SICLARI	1,587
109.	ANNA GLAZER SIMON	3,471
110.	MARC SIMON	29,207
111.	SOLIDUM CAPITAL ADVISORS LLC	16,444
112.	COURTNEY STUPP	113
113.	PHILIP SU	212
114.	MICHAEL D SULLIVAN & JEAN M SULLIVAN JT TEN	9,036
115.	GARY SUMERS	226
116.	GARY M SUMERS	2,645
117.	DOUGLAS SYERS	1,058
118.	TAILWINDS II LLC	1,787
119.	BARBARA E CHARAL TR BARBARA E CHARAL REVOCABLE TRUST U/A DTD 09/28/01	4,284
120.	GARY SUMERS TR BRIAN SAKIN SUMERS 2015 LT TRUST	2,645
121.	DIANE M LANDGREN 2001 TRUST	50,096
122.	DOUGLAS C GESSNER TR DOUGLAS C GESSNER REVOCABLE TRUST	1,813
123.	FRED BLITT & SALLY BLITT TR FRED BLITT REVOCABLE TRUST	4,452
124.	GARY C BECKER TR GARY C BECKER REVOCABLE TRUST	3,615
125.	GEORGE C PAPPAS & CARRIE J PAPPAS TR GEORGE PAPPAS REVOCABLE TRUST	5,025
126.	JEFFREY B KATZ & JANICE E KATZ TR THE J4 KATZ FAMILY TRUST	2,645
127.	JAMES LAWRENCE SUMERS 2015 LT TRUST	2,645
128.	JAN E BERGER REVOCABLE TRUST	1,058
129.	KAHN FAMILY INVESTMENT TRUST **	81,867
130.	LYNN MILLER SOCOL REVOCABLE TRUST	5,832
131.	MATTHEW S DARIN DECLARATION OF TRUST **	222,685

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
132.	MICHAEL H DUBOW REVOCABLE TRUST	4,284
133.	MICHAEL N ALPERT TRUST	9,093
134.	PAUL A MEISTER REVOCABLE TRUST	626
135.	PEYTON HURST REVOCABLE TRUST	22,614
136.	YALE W SAGER REVOCABLE TRUST	2,014
137.	MELISSA VERNER	1,029
138.	JAMES M WEAVER JR	581
139.	WEISMAN HOLDINGS ARKANSAS LLC	3,239
140.	WEISMAN HOLDINGS LLC	79
141.	WEISMAN HOLDINGS PENNSYLVANIA LLC	8,565
142.	ALLISON WEISMAN	20,825
143.	ROBERT WEISMAN	42,036
144.	STEVEN WEISMAN	18,359
145.	KEVIN J WELTMANN	1,058
146.	CRAIG WIELANSKY & MAUREEN WIELANSKY JT TEN	4,322
147.	WSM ASS LLC - INVESTMENT SERIES	2,116
148.	JAMES YI	1,371
149.	WEISMAN FAMILY TRUST 2019	334,118
150.	STEVEN R S WEISMAN REVOCABLE TRUST	299,141
151.	PATRICK LECKY	791
152.	PATRICK BURKE	791
153.	MICHAEL D SHUH	791
154.	MATTINA FAMILY TRUST 2015	1,319
155.	NATIONAL BANK FINANCIAL INC TR BEACON SECURITIES LIMITED	10,021
156.	NATIONAL BANK FINANCIAL INC TR GRAHAM PROHASKA A/C 5FKDJ4F (T67052)	1,055
157.	GMP SECURITIES LP TR A/C 300 2KM0 F	527
158.	GMP SECURITIES LP TR A/C 410 YBM0 F	1,058
159.	GEORGE PAPPAS & KAREN ALBEAN JT TEN	189
160.	ASSURE MANAGEMENT SERVICES	10,513
161.	GUNDYCO TR STONECASTLE CANNABIS GROWTH FUND	1,055
162.	GUNDYCO TR STONECASTLE FUND A/C 51500236-29	3,165
163.	GUNDYCO TR KOICHA PARTNERS LP 51500770ADP	2,645
164.	AARON KEAY	5,274

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

No.	Name of Party	Number of Subordinate Voting Shares to be Issued
165.	GLASS INVESTMENTS LP A/C 402 21682 25	1,798
166.	INTERWARD CAPITAL CORP A/C 402 203 08 21	1,375
167.	MITCHELL KAHN **	9,722
168.	MITCHELL P KAHN REVOCABLE TRUST **	300,153
169.	LAURENCE H LEVINE FAMILY DYNASTY TRUST	11,344
170.	HIGH TIMES LLC (EDWARD & ANGELA RIST, JTWROS)	889
171.	HIGH TIMES LLC (LEROY & JOYEE MATERAZZI, JTWROS)	444
172.	HIGH TIMES LLC (JEFFREY & LEIGH MATERAZZI, JTWROS)	444
173.	HIGH TIMES LLC (NICOLE LLOYD)	889
174.	HIGH TIMES LLC (WILLIAM & JUDITH STROUP, JTWROS)	889
175.	GREEN KACH LLC (GARY GREENBERG)	1,533
176.	GREEN KACH LLC (DANIEL KACH)	1,533
177.	GREEN KACH LLC (JAMES KACH)	1,131
178.	CANNAMD HOLDINGS LLC (JENNY EWING & KEITH EWING)	904
179.	CANNAMD HOLDINGS LLC (ANDREW MEISTER)	904
180.	CWAZ LLC (ZACHARY ZISES)	12,589
	TOTAL:	3,445,556

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018